Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed financial statements and the related notes thereto as of and for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking Food and Drug Administration, or FDA, and other regulatory approvals;

●	obtaining FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to NS002, an intranasal powder Epinephrine nasal spray for the treatment of type 1 severe allergies and anaphylaxis, or Intranasal Epinephrine, NS001, an intranasal Naloxone powder nasal spray for the treatment of opioid overdose, or Intranasal Naloxone or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Intranasal Epinephrine or any other future product candidates;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	third-party payor reimbursement for Intranasal Epinephrine;

●	our estimates regarding anticipated expenses, capital requirements, and our needs for additional financing;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Intranasal Epinephrine;

●	submission of a New Drug Application, or NDA, with the European Medicines Agency, or EMA, and FDA for Intranasal Epinephrine;

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●	completion and receiving favorable results of clinical trials for Intranasal Epinephrine;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions, and strategic operations;

●	changes in our strategy;

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to project market growth and trends;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	the global political and economic environment in countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Gaza Strip war, the war with Iran and conflicts with Hezbollah in Lebanon, and geopolitical, trade, tariff and regulatory uncertainties; and

●	those risks detailed in the section titled “Risk Factors” in our final prospectus (File No. 333-288582) dated August 12, 2025, or the Final Prospectus, which we filed with the Securities and Exchange Commission, or the SEC, on August 14, 2025.

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These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our Final Prospectus, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Nasus” refer to Nasus Pharma Ltd. Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a clinical-stage specialty pharmaceutical company focused on the development of intranasal drugs to treat emergency medical conditions. Intranasal administration is especially suitable for medical emergencies when prompt drug administration is critical, since the nose is lined up with a very rich vascular bed enabling quick drug absorption. We are developing a unique powder-based intranasal, or PBI, technology with a specialized product portfolio to address acute medical conditions and public health threats. We believe that PBI may be superior over liquid-based solutions due to potentially significantly higher dispersion of powder throughout the nasal cavity, thus creating a larger absorption area and enabling more rapid and higher drug absorption. In addition, the uniform spherical powder particles of our proprietary formulation may enhance the consistency and reliability of the delivered dose. The initial clinical trials of our PBI products involving different molecules performed thus far have demonstrated quicker and higher drug absorption over similar solution-based nasal products. However, to date we have only tested our product candidates on a relatively small patient population and none of our products have been approved by the FDA. Prior to obtaining FDA approval of any of our product candidates, we will need to perform additional clinical testing of our product candidates to confirm any benefits and advantages our products may have over similar nasal products.

Our mission is to offer better protection to patients during acute, severe and life-threatening medical conditions by an effective, user-friendly and immediately active PBI specialized products. To help achieve this we are focused on developing NS002, an Intranasal Epinephrine, and we have also been developing NS001, an Intranasal Naloxone, which we have paused, planning to pursue partnering opportunities for further development of NS001. We currently have no FDA-approved products. Development and regulatory approval of NS002 and NS001 will require significant costs and our success will depend, in part, on gaining market acceptance. In order to gain market acceptance in the United States, we will require specific approval from the FDA for our product candidates. We intend to seek approval of NS002 as an approved molecule and a new delivery route (with EpiPen autoinjector as the reference device) under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, and the comparable hybrid pathway in the European Union, or EU, though the FDA may not agree our candidates satisfy the requirements. To date we have conducted a twelve-patient pilot study and a twelve patients Phase 2 study of NS002 which was not powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be accurate due to small sample size. The pharmacokinetic, or PK, results of our Phase 2 study are in line with the known attributes of our nasal powder technology, namely: immediate absorption of Epinephrine and reaching higher peak plasma Epinephrine levels quicker compared to intramuscular, or IM, Epinephrine injections. In November 2025, we launched an additional Phase 2 study for NS002 in Canada, an open-label, fixed-sequence trial designed to evaluate the pharmacokinetic parameters and hemodynamic responses of NS002 compared to EpiPen in 50 healthy adults with a history of allergic rhinitis. We intend to conduct a pivotal clinical Phase 3 study that will include a subsection of self-administration, prior to submission to the FDA for marketing approval. We also intend to separately perform various stability, reliability, usability, preclinical and pediatric studies. We have not yet made an investigational new drug, or IND, application for NS002. IND submission for NS002 is planned for the third quarter of 2026 following the completion of the additional Phase 2 studies.

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Our platform technology can also be incorporated into other products as it has been tested with additional preclinical and in-vitro molecules based on our proprietary nasal powder formulation and technology, including intranasal midazolam powder nasal spray for the treatment of acute seizures, intranasal atropine powder nasal spray for the treatment of organophosphate poisoning and intranasal ondansetron powder nasal spray for the treatment of intractable vomiting. Competition in the pharmaceutical industry is intense, with many competitors possessing greater resources, experience and market presence.

To date, we have incurred significant operating losses, generated no revenues from existing products and as of June 30, 2025 our accumulated deficit was $14 million. We expect that we will need to raise substantial additional funding in the future. See “Risk Factors – Risks Related to Our Financial Position and Capital Requirements” in our Final Prospectus.

Recent Developments

August 2025 Initial Public Offering

On August 14, 2025, we closed our initial public offering, or the IPO, in which we sold 1,250,000 of our Ordinary Shares at a purchase price of $8.00 per Ordinary Share. On September 30, 2025, we closed on a partial exercise of the over-allotment option by the underwriters of our IPO, in which we sold an additional 3,824 Ordinary Shares at the IPO price of $8.00 per share, bringing our total gross proceeds from the IPO to approximately $10 million.

Product Candidate Development

On November 18, 2025, we announced the successful initiation of our Phase 2 clinical study with dosing of the first participant in Canada. The trial aims to evaluate NS002, our investigational intranasal epinephrine powder formulation, compared to EpiPen for the treatment of anaphylaxis. The Phase 2 study is an open-label, fixed-sequence trial designed to evaluate the pharmacokinetic parameters and hemodynamic responses of NS002 compared to EpiPen in 50 healthy adults with a history of allergic rhinitis. Interim results from this trial are expected in the first quarter of 2026.

Appointment of Chief Financial Officer

On November 19, 2025, we appointed Mr. Eyal Rubin as our Chief Financial Officer and Executive Vice President. Mr. Rubin brings more than two decades of financial leadership experience in global biotechnology and pharmaceutical industries to our executive leadership team. Mr. Rubin is leading and overseeing our financial operations, including corporate finance, financial planning, capital strategy and investor relations.

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

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From inception through June 30, 2025, we have incurred approximately $10.5 million in research and development expenses to advance the development of our product candidates, as well as other preclinical research and development programs. Substantially all of our research and development expenses for the six months ended June 30, 2025 were related to the development of NS002.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Comparison of the Six Months Ended June 30, 2025 and June 30, 2024

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Operating Expenses:
Research and development expenses	$289	$168
General and administrative expenses	528	315
Total operating expenses	817	483
Operating loss from continuing operations	(817)	$(483)
Interest expense	-	(18)
Change in fair value of convertible securities	(326)	(379)
Other expense, net	(51)	(5)
Loss from continuing operations	(1,194)	(885)
Net income (loss) from discontinued operations	(58)	14
Net loss	$(1,252)	$(871)

Research and development expenses

Research and development expenses increased by 72% to $289 thousand during the six months ended June 30, 2025 compared with $168 thousand for the six months ended June 30, 2024. The increase is primarily due to expenses paid in connection with the development of NS002.

General and administrative expenses

General and administrative expenses increased by 68% to $528 thousand for the six months ended June 30, 2025, compared to $315 thousand for the six months ended June 30, 2024. The increase is mainly due to the professional fees incurred in connection with the IPO, which are not qualified to be capitalized as deferred issuance costs and additional salary related expenses due to new hires.

Operating Loss from Continuing Operations

Based on the foregoing, our operating loss was $817 thousand for the six months ended June 30, 2025, compared to the operating loss of from $483 thousand for the six months ended June 30, 2024.

Change in Fair Value of Convertible Securities

Change in fair value of convertible securities consist of changes in fair value as done from time to time. We recognized financial expense of $326 thousand for the six months ended June 30, 2025, representing a decrease of $53 thousand, or 14%, compared to financial expense of $379 thousand for the six months ended June 30, 2024.

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Other expense, net

Other expenses net for the six months ended June 30, 2025 were $51 thousand compared to finance expense of $5 thousand for the six months ended June 30, 2024. The increase in other expenses net is primarily due to exchange rate differences.

Net loss

As a result of the foregoing, our net loss totaled $1,252 for the six months ended June 30, 2025, representing an increase of $381 thousand, or 44%, compared to a net loss of $871 thousand for the six months ended June 30, 2024.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations primarily through proceeds from equity financing and the issuance of convertible securities in the form of Simple Agreements for Future Equity, or SAFEs. As of June 30, 2025, we had $232 thousand in cash and cash equivalents, compared with $311 thousand as of December 31, 2024. In August 2025, the Company successfully completed an initial public offering (“IPO”), and in September 2025, closed on a partial exercise of the over-allotment option by the underwriters of its IPO, raising an aggregate of $10 million in gross proceeds, to advance its research, development, and clinical trial activities. Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s products and to achieve a level of sales adequate to support the Company’s cost structure. While the Company has been able to raise outside capital in the past, there can be no assurance that it will be able to successfully obtain additional financing on a timely basis in terms acceptable to the Company, if at all. During the six-months ended June 30, 2025, the Company incurred a net loss of $1.3 million (and a loss of $1.2 million from continuing operations) and used net cash flows from operations of $433 thousand.

Management expects that the Company will continue to generate losses from the clinical development and regulatory activities of its product candidates, which would result in negative cash flow from operating activity. This has led management to conclude that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(433)	$(180)
Net cash used in investing activities	-	-
Net cash provided by financing activities	360	881
Net increase decrease in cash and cash equivalents	(79)	706

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2025 was $433 thousand. This net cash used in operating activities primarily reflects our net loss and change in operating assets and liabilities.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2025 is attributable mainly to changes in trade payables and other payables.

Net cash used in operating activities for the six months ended June 30, 2024 was $180 thousand. This net cash used in operating activities primarily reflects our net loss and change in operating assets and liabilities.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2024 is attributable mainly to trade payables and change in fair value of convertible securities.

Cash used in investing activities

There was no cash used in or provided by investing activities for the six months ended June 30, 2024 and 2025.

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Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $360 thousand, compared to net cash provided in financing activities $881 thousand during the six months ended June 30, 2024. Net cash provided by financing activities was primarily attributable to issuance of convertible securities.

The decrease is mainly attributable to the Company raising fewer proceeds through offerings in the six months ended June 30, 2025 than in the six months ended June 30, 2024.

Net increase decrease in cash and cash equivalents

As a result of the foregoing, our net decrease in cash and cash equivalents totaled $79 thousand for the six months ended June 30, 2025, representing a decrease of $785 thousand, or 111%, compared to a net increase in cash and cash equivalents of $706 thousand for the six months ended June 30, 2024. This decrease is mainly due to financing activity.

Current Outlook

We have financed our operations to date primarily from the issuance of securities and cash generated from our operating activities.

As of June 30, 2025, our cash and cash equivalents were $232 thousand and negative working capital of $4,315 thousand. We believe that our current cash and cash equivalents position is sufficient to fund our working capital requirements and planned operations for at least the next 12 months beyond the filing date of this Report of Foreign Private Issuer on Form 6-K. In August 2025, we completed a successful IPO, pursuant to which our Ordinary Shares commenced trading on the NYSE American. On September 30, 2025, we closed on a partial exercise of the over-allotment option by the underwriters of our IPO, in which we sold an additional 3,824 Ordinary Shares at the IPO price of $8.00 per share, bringing our total gross proceeds from the IPO to approximately $10 million.

However, our operating plans may change as a result of many factors that may currently be unknown to us and we may need to seek additional funds. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of working capital;

●	significant new orders that need to be financed;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Policies and Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Final Prospectus, as well as our unaudited interim condensed financial statements and the related notes thereto as of and for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

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